Exhibit 21.1

Staffing 360 Solutions, Inc.

List of Subsidiaries

The following is a list of each subsidiary of Staffing 360 Solutions, Inc., a Delaware corporation, as of January 12, 2021, and the jurisdiction in which each such subsidiary is organized.

Name of Subsidiary	Jurisdiction of Incorporation
Faro Recruitment America, Inc.	New York

Monroe Staffing Services, LLC	Delaware

Key Resources Inc.	North Carolina

Lighthouse Placement Services, Inc.	Massachusetts

Staffing 360 Georgia, LLC	Georgia

Staffing 360 Solutions (Holdings) Limited	England and Wales

Staffing 360 Solutions Limited	England and Wales

Staffing 360 Solutions SDN. BHD.	Malaysia

Clement May Limited	England and Wales